Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges	Fiscal Year Ended June 30,
(In thousands)	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense	$2,120	$511	$125	$249	$459
Capitalized interest	—	323	—	—	—
Estimate of interest within rental expense	84	217	184	228	194

Fixed Charges	$2,204	$1,051	$309	$477	$653

Earnings:
Add:
Loss before income taxes	$(52,302)	$(40,682)	$(29,748)	$(517)	$(8,537)
Fixed charges	2,204	1,051	309	477	653
Less:
Capitalized interest	—	(323)	—	—	—

Deficiency of earnings to cover fixed charges	$(50,098)	$(39,954)	$(29,439)	$(40)	$(7,884)

Ratio of earnings to fixed charges[1]	—	—	—	—	—

[1]	Earnings for the years ended June 30, 2012, 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.